





August 27, 2010

10016272

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 084/2010**

  Subject: Appointment of the Management

  Date: August 27, 2010

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

V. Sripratak.

Mr. Vikrom Sripratak
Director
Advanced Info Service Plc.

Enclosure

dlw 9/1

Summary Translation Letter
To the Stock Exchange of Thailand
August 27, 2010

AIS-CP 084/2010

August 27, 2010

Subject: Appointment of the Management

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform that the Company appointed Mr. Mark Chong Chin Kok as the Chief Operating Officer replacing Mr. Hui Weng Cheong, effective from October 1, 2010 onwards.



August 30, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 085/2010**

  Subject: Participation for 3G license auction

  Date: August 30, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 30, 2010

AIS-CP 085/2010

August 30, 2010

Subject: Participation for 3G license auction

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform that Advanced Wireless Network Co., Ltd. (AWN), a 99.99% subsidiary of the Company, has participated in an auction of 3G license (IMT Mobile Phone Service in the Frequency Band of 2.1 GHz) to the National Telecommunications Commission. This is in accordance to the resolutions of the Company's Board of Directors Meeting held on August 6, 2010.